



Maxfield Market Global LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%

Target Raise Amount: $80,000

Offering End Date: April 21, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $30,000

Company Details:

Name: Maxfield Market Global LLC

Founded: October 20, 2020

Address: 66 West Flagler St., Ste. 900-2711
         Miami, FL 33130

Industry: Baked Goods Store

Employees: 1
Website: www.maxfieldbakery.com

Use of Funds Allocation:

If the maximum raise is met:

$76,400 (95.50%) – of the proceeds will go towards product expansion and inventory
$3,600 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,270 Followers





Business Metrics:

	FY21	FY22
Total Assets	$56,735	$35,523
Cash & Cash Equivalents	$28,136	$1,324
Accounts Receivable	$0	$23,343
Short-term Debt	$43,159	$2,460
Long-term Debt	$0	$0
Revenue	$96,924	$120,540
Cost of Goods Sold	$67,461	$90,363
Taxes	$0	$0
Net Income	$24,900	$20,310

Recognition:

Maxfield Market Global LLC's (DBA Maxfield Bakery) beloved pastries, the Spiced Bun and Easter Bun, have been Jamaican favorites for decades. That love has spread to the Jamaican diaspora in the U.S. and beyond. Maxfield Bakery is expanding its inventory to meet this increased demand for its pastries. The Easter Bun and the Spiced Bun are a part of the strongest culinary Jamaican traditions on the island and throughout diaspora. As Jamaicans have shared their foods and traditions in their new homelands, their new friends and families have started ordering Maxfield Bakery's pastries.

About:

Maxfield Market Global LLC (DBA Maxfield Bakery) was founded in Jamaica in 1983 by chemistry teacher Herma Perkins. Herma created a winning formula for the uniquely Jamaican pastry--the Easter Bun--a creolization of the hot cross bun, made using traditional techniques and flavors of the Jamaican people.

For more information, contact our Customer Support Team at support@thesmbx.com

